[redacted]

06004746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66848

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Velocityhealth Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Fourth Avenue North, Suite 150
(No. and Street)

Nashville (City) TN (State) 37219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(615) 238-2312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lattimore, Black, Morgan & Cain, P.C.
(Name – *if individual, state last, first, middle name*)

5250 Virginia Way (Address) Brentwood (City) TN (State) 37027 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 203

PROCESSED APR 28 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Esval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Velocity Health Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEITH S. BREWER
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY, TENN.

Signature

President

Title

Notary Public   My Commission Expires 3/24/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VELOCITYHEALTH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
VELOCITYHEALTH CAPITAL, INC.)

Financial Statements and Supplementary Data

December 31, 2005

(With Independent Auditors' Report Thereon)

LATTIMORE BLACK MORGAN & CAIN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Table of Contents

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
VelocityHealth Capital, Inc.:

We have audited the accompanying statement of financial condition of VelocityHealth Securities, Inc. (a wholly owned subsidiary of VelocityHealth Capital, Inc.) (the "Company") as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VelocityHealth Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lattimore, Black, Morgan + Cain, P.C.

Brentwood, Tennessee
February 7, 2006

Nashville
LBMC Financial Center • 5250 Virginia Way
P.O. Box 1869 • Brentwood, TN 37024-1869
615-377-4600 • Fax 615-309-2500

www.lbmc.com

Knoxville
9125 Cross Park Drive, Suite 200
Knoxville, TN 37923-4553
865-694-4008 • Fax 865-694-8231

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Current assets:		
Cash	$	19,342
Due from VelocityHealth Capital, Inc. (parent company)		15,000
Other current assets		746
	$	35,088

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued expenses	$	2,306
Income taxes payable		3,250
Total current liabilities		5,556
Stockholder's equity:		
Common stock, $0.01 par value; 10,000,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		25,854
Retained earnings		3,668
Total stockholder's equity		29,532
	$	35,088

See accompanying notes to the financial statements.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Statement of Income

Year ended December 31, 2005

Revenue	$	35,138
Operating expenses		15,023
Earnings before income taxes		20,115
Income taxes		3,250
Net earnings	$	16,865

See accompanying notes to the financial statements.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2004	$ 10	$ 17,465	$ (5,019)	$ 12,456
Capital contributions	-	8,389	-	8,389
Dividends paid	-	-	(8,178)	(8,178)
Net earnings	-	-	16,865	16,865
Balance at December 31, 2005	$ 10	$ 25,854	$ 3,668	$ 29,532

See accompanying notes to the financial statements.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:	
Net earnings	$ 16,865
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Increase in operating assets:	
Due from parent company	(15,000)
Other current assets	(746)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(209)
Income taxes payable	3,250
Total adjustments	(12,705)
Net cash provided by operating activities	4,160
Cash flows from financing activities:	
Capital contributions	8,389
Dividends paid	(8,178)
Net cash provided by financing activities	211
Increase in cash	4,371
Cash at beginning of year	14,971
Cash at end of year	$ 19,342

See accompanying notes to the financial statements.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Notes to the Financial Statements

December 31, 2005

(1) Nature of operations

VelocityHealth Securities, Inc. (a wholly owned subsidiary of VelocityHealth Capital, Inc.) (the "Company") was incorporated under the laws of the State of Tennessee in November 2004. The Company is a broker-dealer which engages in the private placement of securities and also in merger and acquisition services.

(2) Summary of significant accounting policies

(a) Basis of presentation

The financial statements are prepared on the accrual basis.

(b) Income taxes

The amount provided for income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

(c) Revenue recognition

The Company derives substantially all of its revenues from commissions earned on the trading of securities by customers and merger and acquisition services. Commission revenues, commission fees, and the related clearing charges are recognized on a trade date basis. Revenues from merger and acquisition services are recognized as the services are performed.

(d) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Revenue concentrations

Revenues from two customers amounted to 100% of the Company's revenues.

(4) Preferred stock

The Company's charter allows for the issuance of up to 5,000,000 shares of preferred stock in one or more series, having the relative voting powers, designations, preferences, rights and qualifications, limitations and restrictions, and other terms as the Board of Directors may fix in providing for the issuance of such series, without any vote or action of the stockholders.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Notes to the Financial Statements

December 31, 2005

(5) Income taxes

The provision for income taxes is as follows:

Current tax expense:		
Federal	$	2,267
State		983
	$	3,250

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital equal to $5,000 and requires that the the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, in the initial year of operation. At December 31, 2005, the Company had net capital as defined of $13,786.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Computation of Net Capital Under Rule 15c3-1

December 31, 2005

Total stockholder's equity	**$ 29,532**
Less nonallowable assets:	
Due from parent	**15,000**
Other current assets	**746**
Total nonallowable assets	**15,746**
Net capital (less nonallowable assets)	**13,786**
Net capital required	**5,000**
Excess net capital	**$ 8,786**

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2005

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Reconciliation Between the Audited and Unaudited Statement of Financial Condition with Respect to Methods of Consolidation

December 31, 2005

Not Applicable

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2005

None

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors
VelocityHealth Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of VelocityHealth Securities, Inc. (a wholly owned subsidiary of VelocityHealth Capital, Inc.) (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. **Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and**
2. **Determining compliance with the exemptive provisions of Rule 15c3-3.**

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;**
2. **Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and**
3. **Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.**

Nashville
LBMC Financial Center • 5250 Virginia Way
P.O. Box 1869 • Brentwood, TN 37024-1869
615-377-4600 • Fax 615-309-2500

www.lbmc.com

Knoxville
9125 Cross Park Drive, Suite 200
Knoxville, TN 37923-4553
865-694-4008 • Fax 865-694-8231

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lattimore, Black, Morgan & Cain, P.C.

Brentwood, Tennessee
February 7, 2006